SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 1)

Franklin Street Properties Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

35471R106
(CUSIP Number)

Converium Capital Inc. 1250, boul. René-Lévesque Ouest, Suite 4030 Montreal, Quebec H3B 4W8	Erez Asset Management LLC 270 North Avenue, Suite 404 New Rochelle, NY 10804
Eleazer Klein, Esq. Brandon Gold, Esq. 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 27, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35471R106	Schedule 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Converium Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,689,239
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,689,239
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,689,239
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 35471R106	Schedule 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Aaron Stern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,689,239
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,689,239
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,689,239
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 35471R106	Schedule 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Erez REIT Opportunities LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,294,874
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,294,874
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,294,874
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 35471R106	Schedule 13D/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON Erez Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,294,874
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,294,874
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,294,874
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35471R106	Schedule 13D/A	Page 6 of 8 Pages

1	NAME OF REPORTING PERSON Bruce Schanzer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,294,874
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,294,874
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,294,874
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 35471R106	Schedule 13D/A	Page 7 of 8 Pages

The following constitutes Amendment No. 1 to the Schedule 13D (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. This Amendment No. 1 is the final amendment to the Schedule 13D and constitutes an “exit filing” for each of the Reporting Persons.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On November 27, 2024, Converium, the Converium Funds, Erez Opportunities and Erez Asset Management entered into a cooperation agreement with the Issuer (the "Cooperation Agreement"). Pursuant to the Cooperation Agreement, Mr. Schanzer was appointed to the Board. The full text of the Cooperation Agreement is included as Exhibit 99.2 and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) and (e) are hereby amended and restated in their entirety as follows:

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Persons. The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Persons is based upon 103,566,715 shares of Common Stock outstanding as of October 24, 2024, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed by the Issuer with the Securities and Exchange Commission on October 29, 2024.

As of the close of business on the date hereof, the Converium Reporting Persons may be deemed to beneficially own 3,689,239 shares of Common Stock, representing approximately 3.6% of the shares of Common Stock outstanding.

As of the close of business on the date hereof, the Erez Reporting Persons may be deemed to beneficially own 3,294,874 shares of Common Stock, representing approximately 3.2% of the shares of Common Stock outstanding.

As a result of the Cooperation Agreement, the Converium Reporting Persons and the Erez Reporting Persons have terminated their status as, and may no longer to be deemed to be members of, a “group” within the meaning of Section 13(d)(3) of the Act.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) There have been no transactions in the Issuer’s Common Stock since the filing of the Schedule 13D.

(e) November 27, 2024.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented as follows:

Item 4 of this Amendment No. 1 is incorporated herein by reference.

Item 7.	EXHIBITS

Item 7 is hereby amended and supplemented as follows:

Exhibit 99.2	Cooperation Agreement.

CUSIP No. 35471R106	Schedule 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

DATE: December 2, 2024

CONVERIUM CAPITAL INC.

By:	/s/ Michael Rapps
Name: Michael Rapps
Title: Managing Partner

/s/ Aaron Stern
AARON STERN

EREZ REIT OPPORTUNITIES LP By: EROF GP LLC

By:	/s/ Bruce Schanzer
Name: Bruce Schanzer
Title: Managing Member

EREZ ASSET MANAGEMENT LLC

By:	/s/ Bruce Schanzer
Name: Bruce Schanzer
Title: Managing Member

/s/ Bruce Schanzer
BRUCE SCHANZER